Steinhoff
International Holdings Ltd

07021019

24 January 2007

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549 – 0302
Mail Stop 3-2
United States of America

SUPPL

Dear Sirs

STEINHOFF INTERNATIONAL HOLDINGS LIMITED :
EXEMPTION PURSUANT TO RULE 12g3-2(b) OF THE US SECURITIES EXCHANGE ACT OF 1934 : EXEMPTION NUMBER 82-34772

Enclosed please find copies of public announcements in respect of :

1. Acquisition of minority shareholdings in Homestyle (dated 13/12/2006);
2. Proposed merger of Steinhoff Africa and Amaps (dated 14/12/2007);
3. Dealing in securities by directors (dated 15/12/2006);
4. Acquisition of certain of the businesses of Geros (dated 15/12/2006);
5. Results of Court meeting (dated 23/01/2007); and
6. Geros – Acquisition announcement (dated 23/01/2007).

made through the news service of the JSE Limited for your records.

PROCESSED
FEB 16 2007
THOMSON FINANCIAL

Trusting that you find the above in order.

Yours faithfully

STEINHOFF INTERNATIONAL GROUP SERVICES
PER : PIET FERREIRA
DIRECTOR : M&A's AND CORPORATE ADVISORY SERVICES

28, 6TH STREET, WYNBERG, SANDTON, 2090, RSA, P.O. BOX 1955, BRAMLEY 2018, RSA. TEL: +27 (0)11 445-3000, FAX: +27 (0)11 445-3094/9/135
Directors: B.E. Steinhoff* (Chairman), M.J. Jooste (Chief Executive Officer), D.E. Ackerman', C.E. Daun*', J.N.S. Du Plessis', K.J. Grove, D. Konar', J.F. Mouton',
F.J. Nel (Financial Director), F.A. Sonn', N.W. Steinhoff*', I.M. Topping', D.M. van der Merwe, J.H.N. van der Merwe (Chief Financial Officer), ('Non-Executive, 'British, *German).
Alternate Directors: H.J.K. Ferreira, S.J. Grobler

Company Secretary: S.J. Grobler.

Steinhoff International Holdings Ltd, Registration No: 1998/003951/06
www.steinhoffinternational.com

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Release Date: 2006/12/13 10:50:00 AM

SHF - Steinhoff - Acquisition of minority shareholdings in Homestyle

SHF
SHF - Steinhoff - Acquisition of minority shareholdings in Homestyle
The following announcement was published this morning in London in respect of Homestyle Group Plc, a 61% subsidiary of Steinhoff International Holdings Limited
"NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO THE UNITED STATES OF AMERICA, CANADA, AUSTRALIA OR JAPAN OR ANY OTHER JURISDICTION WHERE IT IS UNLAWFUL TO DO SO"
13 December 2006
STEINHOFF INTERNATIONAL HOLDINGS LIMITED
(Registration number 1998/003951/06)
(Incorporated in the Republic of South Africa)
(JSE Code: SHF; ISIN No ZAE000016176)
(Steinhoff)
Recommended proposals by Steinhoff International Holdings Limited ("Steinhoff International") and Steinhoff Europe AG ("Steinhoff Europe") to acquire the minority shareholdings in Homestyle Group PLC ("Homestyle") by way of a scheme of arrangement under section 425 of the Companies Act 1985
On 17 November 2006, Homestyle announced that Steinhoff International and Steinhoff Europe had approached the Homestyle Board with a proposal to acquire all the Homestyle Shares not already owned by Steinhoff Europe. The boards of Steinhoff International and Steinhoff Europe and the Independent Directors of Homestyle are now pleased to announce that they have agreed the terms of recommended proposals to be made by Steinhoff International and Steinhoff Europe for the acquisition by Steinhoff Europe of all of the outstanding Homestyle Shares (that is, all the issued and to be issued Homestyle Shares other than those owned by Steinhoff Europe). The outstanding Homestyle Shares represent approximately 39 per cent. of the Homestyle Shares in issue. The Proposals are to be effected by way of a scheme of arrangement under section 425 of the Companies Act.
Highlights

- Under the Proposals, which are being recommended by the Independent Directors of Homestyle, Scheme Shareholders can elect to receive either:

(i) the Share Election of not less than 0.736 New Steinhoff Shares and not more than one New Steinhoff Share for each Scheme Share held (as determined in accordance with the Ratio, being a formula based on the GBP/R exchange rate which will be calculated two business days prior to the expected Effective Date of the Scheme); or

(ii) the Cash Election of 100p in cash for each Scheme Share held.

- On the basis of the closing price of a Steinhoff Share of R23.51 as at 12 December 2006 (the last dealing day prior to the date of this Announcement) and the GBP/R exchange rate as at that date of approximately GBP1:R13.77, the Share Election values each Scheme Share at approximately 126 pence and the total issued share capital of Homestyle at approximately GBP326.4 million (such valuation is subject to change depending on the Rand share price of a Steinhoff Share and the GBP/R exchange rate at the time that the Ratio is calculated).
- On the above basis, the Share Election represents a premium of approximately 23.5 per cent. over the Closing Price of 102p per Homestyle Share on 16 November 2006, being the last dealing day

prior to the announcement by Homestyle that it had received an approach from Steinhoff International and Steinhoff Europe which may or may not lead to an offer or other proposal being made for the entire issued share capital of Homestyle which Steinhoff Europe does not already own.

* The Cash Election, which is being made available by Steinhoff Europe, values the existing issued share capital of Homestyle at approximately GBP259.1 million and represents a discount of approximately 2 per cent. to the Closing Price of 102p per Homestyle Share on 16 November 2006, being the last dealing day prior to the announcement by Homestyle that it had received an approach from Steinhoff International and Steinhoff Europe which may or may not lead to an offer or other proposal being made for the entire issued share capital of Homestyle which Steinhoff Europe does not already own.
* It is expected that the Scheme Document will be despatched to Homestyle Shareholders on or around 22 December 2006.
* The Scheme will be subject, amongst other things, to the approval of Scheme Shareholders at the Court Meeting, the passing of the Special Resolution at the Extraordinary General Meeting and the approval of the Court.

Irrevocable undertakings and letters of intention

* Binding irrevocable undertakings to vote in favour of the Scheme at the Court Meeting and in favour of the Special Resolution at the EGM have been received by Steinhoff International and Steinhoff Europe in respect of 25,845,026 Homestyle Shares, representing in aggregate approximately 10.0 per cent. of the existing issued share capital of Homestyle and representing in aggregate approximately 25.6 per cent. of the Scheme Shares currently in issue and entitled to vote at the Court Meeting and the EGM. The irrevocable undertakings also provide that the relevant Homestyle Shares shall be elected for the Share Election.
* A non-binding letter of intention to vote in favour of the Scheme at the Court Meeting and in favour of the Special Resolution at the EGM has been received by Steinhoff International and Steinhoff Europe from one Homestyle Shareholder in respect of such Homestyle Shares as may be held by such Homestyle Shareholder at the record date of the relevant Meetings. As at 12 December 2006 (the last dealing day prior the date of this Announcement), such Homestyle Shareholder owned, or could procure the vote in respect of, 13,094,921 Homestyle Shares, representing approximately 5.1 per cent. of the existing issued share capital of Homestyle and representing approximately 12.9 per cent. of the Scheme Shares currently in issue and entitled to vote at the Court Meeting and the EGM. The non-binding letter of intention also provides that the relevant Homestyle Shares shall be elected for the Share Election.

Recommendation

* The Independent Directors, who have been so advised by Hawkpoint, consider the terms of the Proposals to be fair and reasonable. Accordingly, the Independent Directors unanimously recommend that Scheme Shareholders vote in favour of the Scheme at the Court Meeting and in favour of the Special Resolution at the EGM.

Commenting on the Proposals, Donald Macpherson, Chairman of Homestyle, said:

"Whilst progress is being made in improving many areas of our business, restoring acceptable levels of performance across the Homestyle Group is a long-term project and we believe profitability will be restored more rapidly under the ownership structure proposed by Steinhoff Europe and Steinhoff International. Consequently, as a result of the reduced free float and after careful consideration of the Proposals, the Independent Directors believe the Proposals represent the best course of action and fair value for minority shareholders."

Commenting on the Proposals, Markus Jooste, Chief Executive Officer of Steinhoff International, said:

"Steinhoff International considers the Scheme to be in the best interests of Homestyle to help facilitate its long-term

recovery. The Scheme enables Homestyle Shareholders to realise their investment for either cash or new shares in Steinhoff International. By electing for the Share Election, the minority Homestyle Shareholders will have the opportunity to continue to benefit indirectly from Homestyle's recovery and prospects as a wholly-owned subsidiary of Steinhoff Europe and through the global vertically integrated business model and strategy of Steinhoff International."

This summary should be read in conjunction with the full text of the following Announcement and Appendices.

Appendix I contains the conditions to the implementation of the Proposals and Appendix II contains definitions of certain terms used in this summary and the following Announcement.

ENQUIRIES

Steinhoff International	Tel:
Piet Ferreira	+27 (0)11 445 3061
Stehan Grobler	+27 (0)11 445 3050
Citigroup (Financial adviser to Steinhoff)	Tel:
Ian Hart	+44 (0)20 7986 4000
Mark Todd	+44 (0)20 7986 4000
Homestyle	Tel:
Donald Macpherson	+44 (0)1925 647 200
Tim Kowalski	+44 (0)1925 647 200
Hawkpoint (Financial adviser to Homestyle)	Tel:
Christopher Darlington	+44 (0)20 7665 4563
Hudson Sandler Limited (PR adviser to Homestyle)	Tel:
Andrew Hayes	+44 (0)20 7796 4133
Jessica Rouleau	+44 (0)20 7796 4133

Hawkpoint, which is authorised and regulated by the Financial Services Authority, is acting for Homestyle Group PLC and no one else in connection with the Proposals and will not be responsible to anyone other than Homestyle Group PLC for providing the protections afforded to clients of Hawkpoint or for providing advice in relation to the Proposals, the contents of this Announcement or any transaction or arrangement referred to in this Announcement.

Citigroup, which is authorised and regulated by the Financial Services Authority, is acting for Steinhoff International Holdings Limited and Steinhoff Europe AG and no one else in connection with the Proposals and will not be responsible to anyone other than Steinhoff International Holdings Limited and Steinhoff Europe AG for providing the protections afforded to clients of Citigroup or for providing advice in relation to the Proposals, the contents of this Announcement or any transaction or arrangement referred to in this Announcement.

This communication does not constitute an offer to sell or invitation to purchase or subscribe for any securities or the solicitation of an offer to buy securities, or the solicitation of any vote or approval, in any jurisdiction pursuant to the Proposals or otherwise. Any response in relation to the Proposals should only be made on the basis of the information contained in the Scheme Document.

Steinhoff International Holdings Limited and Steinhoff Europe AG each reserve the right to elect to implement the Proposals by making a takeover offer under the City Code for the entire issued and to be issued share capital of Homestyle Group PLC not already owned by Steinhoff Europe.

The release, publication or distribution of this Announcement in jurisdictions other than the United Kingdom may be restricted by law and therefore persons in such jurisdictions into which this Announcement is released, published or distributed should inform themselves about, and observe, such restrictions. Any failure to comply with the restrictions may constitute a violation of the securities laws of any such jurisdiction.

The availability of the Share Election to persons not resident in the United Kingdom may be affected by the laws of the relevant jurisdictions. Persons who are subject to the laws of any jurisdiction other than the United Kingdom should inform themselves about, and observe, any applicable requirements.

The statements contained in this Announcement are made as at the date of this Announcement, unless some other time is specified in relation to them and the release of this Announcement shall not give rise to any implication that there has been no change in the facts set out in this Announcement since that date. Nothing contained in this Announcement shall be deemed to be a forecast, projection or estimate of the future financial performance of Homestyle Group PLC, Steinhoff International Holdings Limited or Steinhoff Europe AG, except where otherwise stated.

Certain statements which appear in a number of places throughout this Announcement may constitute "forward-looking statements" which are statements concerning matters that are not historical, including anticipated financial and operational performance, business prospects and similar matters. A variety of factors could cause the actual results and expectations of Homestyle Group PLC, Steinhoff International Holdings Limited or Steinhoff Europe AG to differ materially from the anticipated results or other expectations expressed in any such forward-looking statements. The statements, if any, are illustrative only and do not amount to any representation that they will be achieved as they involve risks and uncertainties and relate to events and depend upon circumstances that may or may not occur in the future. None of Steinhoff International Holdings Limited, Steinhoff Europe AG or Homestyle Group PLC assumes any obligation or intends to update these forward-looking statements, except as required pursuant to applicable law.

Dealing Disclosure Requirements

Under the provisions of Rule 8.3 of the City Code, if any person is, or becomes "interested" (directly or indirectly) in 1% or more of any class of "relevant securities" of Homestyle Group PLC or Steinhoff International Holdings Limited, all "dealings" in any "relevant securities" of that company (including by means of an option in respect of, or a derivative referenced to, any such "relevant securities") must be publicly disclosed by no later than 3.30pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the Effective Date of the Scheme or when the "offer period" for the purposes of the City Code otherwise ends (or such later date(s) as the Panel may specify). If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an "interest" in "relevant securities" of Homestyle Group PLC or Steinhoff International Holdings Limited, they will be deemed to be a single person for the purposes of Rule 8.3.

Under the provisions of Rule 8.1 of the City Code, all "dealings" in "relevant securities" of Steinhoff International Holdings Limited or Homestyle Group PLC by Steinhoff International Holdings Limited or Homestyle Group PLC or by any of their respective "associates", must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose "relevant securities" "dealings" should be disclosed, and the number of such securities in issue, can be found on the Panel's website at www.thetakeoverpanel.org.uk.

"Interests in securities" arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an "interest" by virtue of the

ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities. Terms in quotation marks are defined in the City Code, which can also be found on the Panel's website. If you are in any doubt as to whether or not you are required to disclose a "dealing" under Rule 8, you should consult the Panel on telephone number +44 (0)20 7638 0129; fax number +44 (0)20 7236 7013.

NOT FOR RELEASE, DISTRIBUTION OR PUBLICATION IN WHOLE OR IN PART IN OR INTO THE UNITED STATES, CANADA, JAPAN OR AUSTRALIA OR ANY OTHER JURISDICTION WHERE IT IS UNLAWFUL TO DO SO

Recommended proposals by Steinhoff International Holdings Limited ("Steinhoff International") and Steinhoff Europe AG ("Steinhoff Europe") to acquire the minority shareholdings in Homestyle Group PLC ("Homestyle") by way of a scheme of arrangement under section 425 of the Companies Act 1985

1. Introduction

On 17 November 2006, Homestyle announced that Steinhoff International and Steinhoff Europe had approached the Homestyle Board with a proposal to acquire all the Homestyle Shares not already owned by Steinhoff Europe. The boards of Steinhoff International and Steinhoff Europe and the Independent Directors of Homestyle are now pleased to announce that they have agreed the terms of recommended proposals to be made by Steinhoff International and Steinhoff Europe for the acquisition by Steinhoff Europe of all the outstanding Homestyle Shares (that is, all the issued and to be issued Homestyle Shares other than those owned by Steinhoff Europe). The outstanding Homestyle Shares represent approximately 39 per cent. of the Homestyle Shares in issue. The Proposals are to be effected by way of a scheme of arrangement under section 425 of the Companies Act.

In view of their connections with Steinhoff International as executive directors, Ian Topping, Markus Jooste and Jan van der Merwe have not participated in the consideration of the Proposals on behalf of Homestyle Shareholders. In addition, although David Sussman is the Senior Independent Director of Homestyle, the Homestyle Board considers, and David Sussman has concurred, that it is appropriate that he has not participated in the consideration of the Proposals on behalf of Homestyle Shareholders, bearing in mind his former directorship of a Steinhoff Group company. Accordingly, an independent committee of the Homestyle Board consisting of Donald Macpherson, Tim Kowalski and Rian du Plessis has considered the Proposals on behalf of Homestyle Shareholders.

The Independent Directors, who have been so advised by Hawkpoint, consider the terms of the Proposals to be fair and reasonable. In providing advice to the Independent Directors, Hawkpoint has taken into account the commercial assessments of the Independent Directors. Accordingly, the Independent Directors unanimously recommend that Homestyle Shareholders vote in favour of the Scheme at the Court Meeting and in favour of the Special Resolution at the EGM.

2. Summary of the terms of the Proposals

The Proposals, which are subject to the conditions referred to in paragraph 11(d) and set out in Appendix I to this Announcement and to any further terms and conditions to be set out in the Scheme Document, will be effected by way of a scheme of arrangement under section 425 of the Companies Act. Under the Scheme, holders of Scheme Shares will be able to elect to receive:

(i) under the Share Election, not less than 0.736 New Steinhoff Shares and not more than one New Steinhoff Share for each Scheme Share held (as determined in accordance with the Ratio, being a formula based on the GBP/R exchange rate which will be calculated two business days prior to the expected Effective Date of the Scheme); or

(ii) under the Cash Election, 100p in cash for each Scheme Share held.

The Ratio is a formula which has been devised to seek to preserve the economic value of the Share Election for Homestyle Shareholders, notwithstanding changes in the GBP/Rand exchange rate between today's date and the Effective Date. The Ratio is subject to upper and lower parameters, such that Steinhoff International shall not be obliged to issue more than one New Steinhoff Share for each Scheme Share held, but shall issue not less than 0.736 New Steinhoff Shares for each Scheme Share held.

The Ratio means such number of New Steinhoff Shares ("A") for each Scheme Share held where:

A = B / C

and

B = a number equal to GBP1.20 converted into Rand using the GBP/Rand exchange rate two business days prior to the expected Effective Date of the Scheme; and

C = 22.50 (representing R22.50, being the 30 day volume weighted average traded price of one Steinhoff Share (less a discount of 9.2 per cent.) for the period up to 13 November 2006, being the date that the directors of Steinhoff International resolved in principle to issue the New Steinhoff Shares).

The directors of Steinhoff International are authorised to issue the New Steinhoff Shares at a discount of up to 10 per cent. The directors of Steinhoff International determined the discount of 9.2 per cent. on the basis that it is the greatest permitted discount which gives a number that reduces complications involving roundings of shares.

However, should the Ratio give a number of New Steinhoff Shares per Scheme Share held that would be less than 0.736, 0.736 New Steinhoff Shares per Scheme Share held shall apply and should the Ratio give a number of New Steinhoff Shares per Scheme Share held that would be greater than one, one New Steinhoff Share per Scheme Share shall apply.

On the basis of the closing price of a Steinhoff Share of R23.51 as at 12 December 2006 (the last dealing day prior to the date of this Announcement) and the GBP/R exchange rate as at that date of approximately GBP1:R13.77, the Share Election values each Scheme Share at approximately 126 pence and the total existing issued share capital of Homestyle at approximately GBP326.4 million (such valuation is subject to change depending on the Rand share price of a Steinhoff Share and the GBP/R exchange rate at the time that the Ratio is calculated).

On the above basis, the Share Election represents a premium of approximately 23.5 per cent. over the Closing Price of 102p per Homestyle Share on 16 November 2006, being the last dealing day prior to the announcement by Homestyle that it had received an approach from Steinhoff International and Steinhoff Europe which may or may not lead to an offer or other proposal being made for the entire issued share capital of Homestyle which Steinhoff Europe does not already own.

The Cash Election, which is being made available by Steinhoff Europe, values the existing issued share capital of Homestyle at approximately GBP259.1 million and represents a discount of approximately 2 per cent. to the Closing Price of 102p per Homestyle Share on 16 November 2006, the last dealing day prior to the announcement by Homestyle that it had received an approach from Steinhoff International and Steinhoff Europe which may or may not lead to an offer or other proposal being made for the entire issued share capital of Homestyle which Steinhoff Europe does not already own.

Steinhoff Europe currently owns or controls 157,665,225 Homestyle Shares (representing approximately 61 per cent. of Homestyle's issued ordinary share capital). The effect of the Proposals will be that Homestyle will become a wholly owned subsidiary of Steinhoff Europe. The Homestyle Shares owned or controlled by Steinhoff Europe will not be Scheme Shares and Steinhoff Europe will not be eligible to elect for the Cash Election or the Share Election or to receive either the Cash

Consideration or New Steinhoff Shares under the Scheme. Scheme Shareholders may only make an election for the Share Election in respect of their entire holding of Scheme Shares. Fractional entitlements to New Steinhoff Shares will not be allotted or issued pursuant to the Share Election and will be disregarded.

Full details of the Proposals (including the Explanatory Statement) which are subject, amongst other things, to the terms and conditions set out in Appendix I will be sent to Scheme Shareholders in a document expected to be posted on or around 22 December 2006 (the "Scheme Document").

Accompanying the Scheme Document will be forms of proxy for use in relation to the Court Meeting and the Extraordinary General Meeting. The Scheme Document will also be accompanied by a form of election to enable Scheme Shareholders to elect, if they so wish, for the Share Election.

Scheme Shareholders who do not validly elect for the Share Election will be deemed for the purposes of the Scheme to have elected for the Cash Election.

3. Background to and reasons for the Proposals and their recommendation

In January 2005, Homestyle announced that the Homestyle Board had for some time considered the Homestyle Group to be significantly over-geared and that it wished to reduce the level of the Homestyle Group's indebtedness. This led, later in 2005, to Steinhoff Europe acquiring a majority interest in Homestyle through the placing with Steinhoff Europe of new Homestyle Shares and Steinhoff Europe's underwriting of Homestyle's open offer.

Since the refinancing of Homestyle in 2005, the markets in which Homestyle operates have continued to be testing for its businesses. However, decisive actions were taken by Homestyle which have contributed to improvements in the business and better positioned trading operations. Despite the increasingly competitive market, the Beds division has been rejuvenated by the appointment of new management over the last year and is back on an expansion track following the loss of some major concession partnerships in 2005/6. The Harveys furniture division continues to face challenging conditions. The organisation has been restructured in recent months and distribution systems have been improved. Additional marketing and product support has been given by Steinhoff Europe, to assist in realising the longer term ambitions for the business. However, as the Homestyle Directors have consistently indicated, the recovery is of a long term nature. The Homestyle Group is about to enter its key trading period for the financial year, which will in large part determine the outcome for the year.

In considering the merits of the Proposals the Independent Directors have considered the following matters:

* the business of Steinhoff Europe (including that of its UK subsidiary, Steinhoff UK) consists of a network of trading, distributing, wholesale and manufacturing companies. Homestyle's businesses have already begun to benefit from the marketing and product support provided by Steinhoff Europe since the refinancing in 2005. The Independent Directors believe that bringing the Homestyle Group under the full ownership of Steinhoff Europe would increase the scope for integration of Homestyle's businesses with those of Steinhoff Europe and indeed the Steinhoff Group. This represents potential opportunities for cost savings and for a wider and more competitive product offering by Homestyle. Without this additional support from Steinhoff Europe, it would take longer for Homestyle to be in a position to compete strongly in its markets, and begin to recover its earlier profitability;

* the combined shareholding of Homestyle's top three shareholders (together with the holding of the EBT) exceeds 75 per cent. of the issued Homestyle Shares which has reduced the "free-float"

of Homestyle Shares, as described in the Listing Rules, to below 25 per cent. This may result in Homestyle being requested by the UK Listing Authority to restore its free-float, failing which within a period of time its listing may be suspended. If this was to occur, it would leave Homestyle Shareholders with an illiquid market in Homestyle Shares. The acquisition by Steinhoff Europe of the Homestyle Shares that it does not already own will provide Homestyle Shareholders with the opportunity to realise their investment in full either for cash or for New Steinhoff Shares, which will be publicly traded on the JSE; and

* the ability of the Steinhoff Group to access further capital for Homestyle's businesses should enable funds to be made available to Homestyle for the purposes of assisting the growth of Homestyle's businesses without the associated cost of Homestyle maintaining its listing.

The Independent Directors consider the Share Election to be an appropriate part of the Proposals as it avails those minority shareholders in Homestyle who followed their rights pursuant to the refinancing in 2005 and/or remained invested as shareholders in Homestyle and/or acquired Homestyle Shares subsequent to the refinancing, with an opportunity to continue to participate in the recovery of Homestyle (indirectly through Steinhoff International) and the global, vertically integrated business model and strategy of Steinhoff International. Scheme Shareholders considering making an election for the Share Election are advised to read the information relating to Steinhoff International and the New Steinhoff Shares which will be set out in the Scheme Document.

The decision whether to make an election for the Share Election will depend upon individual circumstances. If Scheme Shareholders are in any doubt as to the action they should take, they should seek their own financial advice from an independent adviser.

4. Future plans for the Homestyle Group

As a result of the refinancing in 2005, Homestyle is already a subsidiary of Steinhoff Europe. Homestyle will, following the implementation of the Proposals, become a wholly-owned subsidiary of Steinhoff Europe.

Following completion of the Acquisition, the Steinhoff Directors intend to continue to provide assistance to the management of Homestyle to drive forward the long-term recovery of Homestyle's business. The Acquisition is in keeping with, and should have no material effect on, the Steinhoff Group's business composition as a vertically integrated global manufacturer, sourcer, distributor and retailer of household goods and furniture.

Consistent with the Steinhoff Group's vertical integration strategy, the Steinhoff Directors intend to retain Homestyle as a significant household goods retailer in the United Kingdom, seeking to grow its footprint, retail base and trading densities. In the process, the balance of the Steinhoff Group, comprising its manufacturing, sourcing and distribution businesses, stand to benefit through the potential for increased sales of Steinhoff Group products through Homestyle's retail base.

The Steinhoff Directors' current intentions for Homestyle and the Steinhoff Group are not expected to have any significant repercussions on the existing strategies and fixed assets (including places of business) or the terms and conditions of employment of Homestyle or the Steinhoff Group, save for any changes that may be necessary in order to assist Homestyle's long-term recovery and its concomitant contribution to the Steinhoff Group as a whole.

5. Recommendation

The Independent Directors, who have been so advised by Hawkpoint, consider the terms of the Proposals to be fair and

reasonable. In providing advice to the Independent Directors, Hawkpoint has taken into account the commercial assessments of the Independent Directors.
Scheme Shareholders considering making an election for the Share Election are advised to read the information relating to Steinhoff International and the New Steinhoff Shares which will be set out in the Scheme Document. The decision whether to make an election for the Share Election will depend upon individual circumstances. If Scheme Shareholders are in any doubt as to the action they should take, they should seek their own financial advice from an independent adviser.
The Independent Directors unanimously recommend that Scheme Shareholders vote in favour of the Scheme at the Court Meeting and in favour of the Special Resolution the Extraordinary General Meeting. The Independent Directors do not own, legally or beneficially, any Homestyle Shares.

6. Information on the Steinhoff Group

Steinhoff International overview

The Steinhoff Group consists of the holding company, Steinhoff International, and two main subsidiaries, Steinhoff Europe and Steinhoff Africa.

Steinhoff Europe consists of a network of trading, distributing and manufacturing companies based in Central-Eastern Europe, Western Europe and the Pacific region. Steinhoff Europe products include both branded and non branded household goods and furniture. These products are sold through its own retail chains in the UK (Homestyle), Hungary (Quattro Mobili) and Australasia (Freedom, BaySwiss, LeatherRepublic and Capt'n Snooze). In other instances Steinhoff Europe's products are sold to retailers ranging from discount retailers, buying groups and mail order companies to speciality stores in Europe, Southern Africa, Australia and New Zealand.

Steinhoff Africa manufactures and sells furniture and other household, DIY and timber products for the southern African market and, to a limited extent, for export. Steinhoff Africa is a major supplier to most of the large retail chains in South Africa. Steinhoff Africa also holds a controlling interest of approximately 66 per cent. in Unitrans Limited, a JSE-listed company involved in the provision of freight and logistics services, motor retail, car rental and passenger services. The Steinhoff Group also includes PG Bison Holdings (Proprietary) Limited, which is a leading supplier of particleboard and decorative laminates in the South African market. Steinhoff Africa is also involved in the production of raw materials, mainly foam and textiles, and components predominantly used in the manufacture of household goods and furniture.

During the financial year ended 30 June 2006, the Steinhoff Group generated revenues of R32.2 billion (approximately GBP2.80 billion), of which Steinhoff Europe (including its operations in the Pacific Rim) contributed approximately R14.3 billion (approximately GBP1.24 billion), or approximately 45 per cent., and Steinhoff Africa contributed approximately R17.9 billion (approximately GBP1.56 billion) or approximately 55 per cent.

Steinhoff International is listed on the JSE, and as at 12 December 2006 had a market capitalisation of approximately R27 billion (approximately GBP1.96 billion).

Steinhoff UK

Steinhoff UK is a subsidiary of Steinhoff Europe. Steinhoff UK was formed following the acquisition of Relyon Group plc in 2001. Its two UK bed subsidiaries, Relyon and Sprung Slumber, produce a broad range of quality beds. Relyon caters for the upper end of the market selling to a wide cross section of retailers where Sprung Slumber focuses mainly on the middle market.
Steinhoff UK also manufacturers value added foam and fibre

parts for the furnishing, automotive and industrial sectors through its Pritex subsidiary. Steinhoff UK Holdings Limited produces and sources household goods which are sold to Homestyle. Steinhoff UK Furniture is a wholesale and distribution business selling sofas and dining room furniture manufactured in Poland, South Africa and the Far East.

Current trading

The South African retail sector is expected to become more competitive as a result of declining consumer confidence and disposable income. However, the Steinhoff Directors believe that Steinhoff Africa's timber and particle board businesses are well positioned to benefit from demand elsewhere in the economy. Initiatives are currently underway to expand the Steinhoff Group's supplier base in China, which will in particular serve the divisions in the UK, the German region, Australasia and South Africa.

In the German region, where the German economy is showing moderate signs of recovery and increased consumer confidence, Steinhoff Europe continues to grow though its existing brand and product strategy, and relationships with major retailers, mail order companies and buying groups. The Steinhoff Directors expect the recovery of the Homestyle business, and its full acquisition by Steinhoff Europe, to benefit the trading operations of Steinhoff UK and Steinhoff Europe.

Further information on the Steinhoff Group will be contained in the Scheme Document.

7. Information on Homestyle

The principal activity of the Homestyle Group is the retailing of furniture and beds in the UK. It operates two divisions: the Beds division and the Furniture division and has over 560 stores.

The Beds division operates from over 390 stores and three formats: Bensons for Beds, Sleepmasters and The Bed Shed. Bensons for Beds is the UK's largest independent bed retailer and now operates over 220 stores throughout the UK, with its focus on offering leading brand beds at the best available price. Sleepmasters was acquired in March 2001, and operates from over 120 stores with an emphasis on own branded products. The Bed Shed was acquired in September 2001 and operates from over 50 larger format stores, predominantly located in Scotland, focussed on a value for money proposition.

The Furniture division, which trades under the Harveys brand, is one of the UK's leading retailers of furniture. It operates approximately 170 stores and trades as Harveys: The Furniture Store. Harveys was acquired by the Homestyle Group in 2000. The division has a strong value for money proposition aimed at the broad mass market.

For the 61 weeks ended 1 July 2006, Homestyle's turnover was GBP507 million (52 weeks ended 30 April 2005 turnover of GBP454 million), and operating loss was GBP23 million (52 weeks ended 30 April 2005 operating loss GBP13 million), loss before tax was GBP25 million (52 weeks ended 30 April 2005 loss before tax of GBP26 million) and loss per share was 10.6 pence (52 weeks ended 30 April 2005 loss per share of 33.3 pence).

Further information on Homestyle will be contained in the Scheme Document.

8. Details of the New Steinhoff Shares

The Steinhoff Shares are quoted on and tradable on the JSE. Application will be made for the New Steinhoff Shares to be quoted and traded on the JSE with effect from the Effective Date.

The New Steinhoff Shares will be issued free from all liens, charges, equitable interests, encumbrances and other third party rights and/or interests of any nature whatsoever and with all rights attaching thereto. The New Steinhoff Shares will be issued credited as fully paid and will rank in full for all dividends and other distributions made or paid after the date of their allotment and otherwise pari passu in all respects with the existing Steinhoff Shares.

Further details of the terms of the New Steinhoff Shares and instructions on how to elect for the Share Election will be provided in the Scheme Document.

9. Management and employees

The Steinhoff Directors have given assurances to the Independent Directors that, following the Scheme becoming effective, the existing employment rights, including pension rights, of all the employees of Homestyle will be fully safeguarded.

10. Irrevocable undertakings and letters of intention

To become effective, the Scheme requires the approval of Scheme Shareholders at the Court Meeting and the passing of the Special Resolution at the EGM.

Neither Steinhoff International nor Steinhoff Europe is entitled to vote at the Court Meeting and both will abstain from voting at the EGM. However, Steinhoff Europe and Steinhoff International will undertake to the Court to be bound by the Scheme. In addition, Mr Norbert Steinhoff (a director of Steinhoff International) is beneficially interested in 263,800 Homestyle Shares. Mr Steinhoff will abstain from voting at the Court Meeting and at the EGM.

Court Meeting

Steinhoff International and Steinhoff Europe have received irrevocable undertakings to vote (or procure the vote) in favour of the Scheme at the Court Meeting (or, in the event that the Acquisition is implemented by way of a takeover offer, to accept such offer) in respect of 25,845,026 Homestyle Shares in aggregate, representing approximately 25.6 per cent. of the share capital of Homestyle expected to be in issue at the record date for the Court Meeting and entitled to vote at that meeting (excluding those Homestyle Shares in which Mr Norbert Steinhoff is beneficially interested).

In addition, Steinhoff International and Steinhoff Europe have received a non-binding letter of intention to vote (or procure the vote) in favour of the Scheme at the Court Meeting (or, in the event that the Acquisition is implemented by way of a takeover offer, to accept such offer) from one Homestyle Shareholder in respect of such Homestyle Shares as may be held by such Homestyle Shareholder at the record date for the Court Meeting. As at 12 December 2006 (the last dealing day prior to the date of this Announcement), such Homestyle Shareholder owned, or could procure the vote in respect of, 13,094,921 Homestyle Shares, representing approximately 12.9 per cent. of the existing issued share capital of Homestyle expected to be in issue at the record date for the Court Meeting and entitled to vote at that meeting (excluding those Homestyle Shares in which Mr Norbert Steinhoff is beneficially interested).

EGM

Steinhoff International and Steinhoff Europe have also received irrevocable undertakings to vote in favour of the Special Resolution to be proposed at the EGM in respect of a total of 25,845,026 Homestyle Shares in aggregate, representing approximately 25.6 per cent. of the share capital of Homestyle expected to be in issue at the record date for the EGM (excluding the Majority Shares and those Homestyle Shares in which Mr Norbert Steinhoff is beneficially interested).

In addition, Steinhoff International and Steinhoff Europe have received a non-binding letter of intention to vote in favour of the Special Resolution to be proposed at the EGM from one Homestyle Shareholder in respect of such Homestyle Shares as may be held by such Homestyle Shareholder at the record date for the EGM. As at 12 December 2006 (the last dealing day prior to the date of this Announcement), such Homestyle Shareholder owned, or could procure the vote in respect of, 13,094,921 Homestyle Shares, representing approximately 12.9 per cent. of the share capital of Homestyle expected to be in

issue at the record date for the EGM (excluding the Majority Shares and those Homestyle Shares in which Mr Norbert Steinhoff is beneficially interested).

11. Structure of Proposals

(a) Introduction

The Acquisition is intended to be effected by means of a scheme of arrangement between Homestyle and the Scheme Shareholders under section 425 of the Companies Act, the provisions of which will be set out in full in the Scheme Document. The purpose of the Scheme, together with the proposed changes to the articles of association of Homestyle, is to provide for Steinhoff Europe to become the owner of the whole of the issued share capital of Homestyle. The Scheme will provide for the cancellation of the Scheme Shares and the application of the reserve arising from such cancellation in paying up in full a number of new Homestyle Shares which is equal to the number of Scheme Shares cancelled and issuing them to Steinhoff Europe and/or its nominee(s).

Scheme Shareholders will then receive either the Cash Consideration or the Share Consideration on the basis set out in paragraph 2 above.

To become effective, the Scheme requires the approval of Scheme Shareholders at the Court Meeting. The Scheme also requires the sanction of the Court and the passing of the Special Resolution to be proposed at the EGM, as well as satisfaction or waiver of the other conditions set out in Appendix I. Upon the Scheme becoming effective, it will be binding on all Homestyle Shareholders, irrespective of whether or not they attended or voted in favour of the Scheme at the Court Meeting or in favour of the Special Resolution at the EGM.

(b) The Meetings

Notices of the Court Meeting and the EGM will be set out in the Scheme Document. Entitlements to attend and vote at the Meetings and the number of votes which may be cast at them will be determined by reference to holdings of Homestyle Shares as shown in the register of members of Homestyle at the time specified in the notice of the relevant Meeting.

Neither Steinhoff International nor Steinhoff Europe is entitled to vote at the Court Meeting and both will abstain from voting at the EGM. However, Steinhoff Europe and Steinhoff International will undertake to the Court to be bound by the Scheme. In addition, Mr Norbert Steinhoff (a director of Steinhoff International) is beneficially interested in 263,800 Homestyle Shares. Mr Steinhoff will abstain from voting at the Court Meeting and at the EGM.

The Court Meeting

The Court Meeting, which is expected to be convened for 19 January 2007, will be held at the direction of the Court to seek the approval of the Scheme Shareholders to the Scheme. At the Court Meeting, voting will be by way of poll and each Scheme Shareholder present in person or by proxy will be entitled to one vote for each Scheme Share held. The approval required at the Court Meeting is a majority in number of those Scheme Shareholders who are present and vote, either in person or by proxy, and who represent 75 per cent. or more in value of all Scheme Shares held by Scheme Shareholders represented at the meeting.

Scheme Shareholders have the right to raise any objections they may have to the Scheme at the Court Meeting.

It is important that as many votes as possible (whether in person or by proxy) at the Court Meeting are cast so that the Court may be satisfied that there is a fair and reasonable representation of Scheme Shareholders' opinion.

A form of proxy for the Court Meeting will be sent to Scheme Shareholders together with the Scheme Document.

The EGM

It is expected that the EGM will be convened for 19 January 2007, to consider and, if thought fit, pass the Special Resolution (which requires votes in favour representing at least 75 per cent. of the votes cast) to approve:

(i) the reduction of capital of Homestyle (in connection with the Scheme);

(ii) the giving of authority to the Homestyle Directors to allot shares in Homestyle to Steinhoff Europe, as provided for in the Scheme; and

(iii) a share capital reorganisation and certain amendments to the articles of association of Homestyle as described below.

Notice of the EGM will be set out in the Scheme Document.

Voting on the Special Resolution will be on a show of hands unless a poll is demanded. The Chairman reserves the right to demand a poll and, in such event, each Homestyle Shareholder present in person or by proxy will be entitled to one vote for every Homestyle Share held.

It is proposed that the articles of association of Homestyle will be amended to ensure that any Homestyle Shares which are issued after the EGM but before the Scheme Record Time will be subject to and bound by the Scheme. Any Homestyle Shares issued on the exercise of options under the Homestyle Share Option Schemes or otherwise after the Scheme Record Time will not be subject to the Scheme.

Accordingly, it is also proposed that the articles of association of Homestyle will be amended so that any Homestyle Shares issued to any person other than Steinhoff Europe (or its nominee(s)) after the Scheme Record Time will automatically be acquired by Steinhoff Europe (or its nominee(s)) in consideration for the payment by Steinhoff Europe to such person of the Cash Consideration or the issue by Steinhoff International to such person of the Share Consideration (as such person may elect or be deemed to have elected) as would have been payable or issuable under the Scheme had such Homestyle Shares been Scheme Shares. The proposed amendments to the articles of association of Homestyle will be set out in full in the notice of the EGM.

(c) Modifications to the Scheme

The Scheme will contain a provision for Homestyle, Steinhoff International and Steinhoff Europe jointly to consent on behalf of all concerned to any modifications, additions or conditions to the Scheme which the Court may think fit to approve or impose. The Court would be unlikely to approve of or impose any modifications, additions or conditions to the Scheme which might be material to the interests of Scheme Shareholders unless Scheme Shareholders were informed of any such modification, addition or condition. It would be a matter for the Court to decide, in its discretion, whether or not a further meeting of Scheme Shareholders should be held.

(d) Conditions to the Scheme

The conditions to the Scheme are set out in full in Appendix I. The Scheme is conditional amongst other things upon:

(i) the Scheme becoming effective by not later than 28 February 2007 or such later date as Homestyle, Steinhoff International and Steinhoff Europe may agree and (if required) the Court may allow;

(ii) approval of the Scheme by a majority in number of the Scheme Shareholders who are present and vote either in person or by proxy at the Court Meeting, or any adjournment of that Meeting, and who represent 75 per cent. or more in value of the Scheme Shares held by such Scheme Shareholders;

(iii) the Special Resolution to be set out in the notice of EGM being duly passed by the requisite majority at the EGM or any adjournment of that Meeting; and

(iv) the sanction (with or without modification (but subject to such modification being acceptable to Homestyle, Steinhoff International and Steinhoff Europe)) of the Scheme and confirmation of the reduction of capital of Homestyle by the Court, an office copy of the Court Order and the minute of such reduction attached thereto being delivered for registration to the Registrar of Companies and, in the case of the reduction of capital, registration of such Court Order by him.

(e) Sanction of the Scheme by the Court

Under the Companies Act, the Scheme also requires the sanction

of the Court. The Court Hearing is expected to be held on 15 February 2007, subject to satisfaction or waiver of the other conditions. Each of Steinhoff International and Steinhoff Europe has confirmed that it will be represented by Counsel at the Court Hearing so as to consent to the Scheme and to undertake to the Court to be bound by it.

The Scheme will become effective in accordance with its terms on delivery of an office copy of the Court Order to the Registrar of Companies, and (in relation to the reduction of capital comprised in the Proposals) the registration of such Court Order by him.

If the Scheme becomes effective, it will be binding on all Homestyle Shareholders irrespective of whether or not, being entitled to do so, they attended or voted in favour of the Scheme at the Court Meeting or in favour of the Special Resolution at the EGM. If the Scheme does not become effective by 28 February 2007 (or such later date (if any) as Homestyle, Steinhoff International and Steinhoff Europe may agree and (if required) the Court may allow) the Scheme will not become effective and the Scheme will not proceed.

12. Homestyle Share Option Schemes

Participants in the Homestyle Share Option Schemes will be contacted regarding the effect of the Scheme on their rights under the Homestyle Share Option Schemes. The effect of the Proposals on subsisting options under the Homestyle Share Option Schemes is summarised below.

Options granted under the Homestyle Share Option Schemes that are not already exercisable will not become exercisable as a result of the Scheme becoming effective. Those options will continue to vest (if at all) in accordance with the applicable vesting criteria for those options.

All Homestyle Shares issued prior to the Scheme Record Time on the exercise of options will be subject to the terms of the Scheme. The Scheme will not extend to Homestyle Shares issued, including on the exercise of options, after the Scheme Record Time. However, as stated above, an amendment to the articles of association of Homestyle is to be proposed at the EGM to the effect that Homestyle Shares issued on the exercise of options after the Scheme Record Time will be automatically transferred to Steinhoff Europe (or its nominee(s)) in consideration for a payment by Steinhoff Europe to such person of such Cash Consideration or the issue by Steinhoff International to such person of the Share Consideration (as such person may elect or be deemed to have elected) as would have been payable or issuable under the Scheme had such Homestyle Shares been Scheme Shares.

Holders of awards under the Homestyle Group PLC Share Incentive Plan will also be contacted regarding the effect of the Scheme on their rights. The Homestyle Shares to which such awards relate are issued shares and will be Scheme Shares.

13. Disclosure of interests in Homestyle

Save for the irrevocable undertakings referred to in paragraph 10 above, the Homestyle Shares owned by Steinhoff Europe referred to in paragraph 2 above and the 263,800 Homestyle Shares in which Mr Norbert Steinhoff is interested referred to at paragraphs 10 and 11 above, as at the date of this Announcement, neither Steinhoff International nor Steinhoff Europe, nor, so far as the Steinhoff Directors are aware, any person acting in concert with either has any interest in or right to subscribe for any relevant securities of Homestyle nor are they party to any short positions (whether conditional or absolute and whether in the money or otherwise) relating to relevant securities of Homestyle, including any short positions under derivatives, agreements to sell or any delivery obligations or rights to require another person to take delivery. Neither Steinhoff International nor Steinhoff Europe, nor, so far as the Steinhoff Directors are aware, any person acting in concert with them, has borrowed or lent any relevant securities of Homestyle.

14. Delisting of Homestyle Shares and re-registration

The last day of dealings in, and for registration of transfers of, Homestyle Shares is expected to be shortly before the date of the Court Hearing, following which the Homestyle Shares will be suspended from trading on the London Stock Exchange's market for listed securities.

Prior to the Scheme becoming effective, application will be made to the UK Listing Authority for cancellation of the listing of the Homestyle Shares on the Official List and to the London Stock Exchange for cancellation of the Homestyle Shares from trading on its market for listed securities. It is expected that the de-listing will become effective from 8.00 a.m. on the Effective Date.

On the Effective Date, share certificates in respect of Scheme Shares will cease to be valid. In addition, on the Effective Date, entitlements to Scheme Shares held within the CREST system will be cancelled.

It is proposed that, following the Scheme becoming effective, and after the Homestyle Shares have been de-listed, Homestyle will be re-registered as a private company.

15. Expected timetable

It is anticipated that the Scheme Document will be posted on or around 22 December 2006, that the Court Meeting and the Extraordinary General Meeting will be held on 19 January 2007, that the Court Hearing will take place on 15 February 2007, and that, subject to the necessary conditions being fulfilled, the Effective Date will occur on 19 February 2007.

16. Source of finance and cash confirmation

Steinhoff Europe proposes to finance the Cash Consideration payable pursuant to the Cash Election through a GBP100 million acquisition facility being provided by Citibank International plc. Further details of this facility will be contained in the Scheme Document.

Citigroup has confirmed that it is satisfied that sufficient resources are available to Steinhoff Europe to satisfy the Cash Consideration payable to Scheme Shareholders, assuming all Scheme Shareholders elect for the Cash Election.

17. Responsibility

The Steinhoff Directors accept responsibility for the information contained in this Announcement other than the information for which responsibility is taken pursuant to the paragraphs below. To the best of the knowledge and belief of the Steinhoff Directors, who have taken all reasonable care to ensure such is the case, the information contained in this Announcement for which they are responsible is in accordance with the facts and does not omit anything likely to affect the import of such information.

The Homestyle Directors accept responsibility for all the information contained in this Announcement (other than the recommendation of the Proposals) relating to Homestyle, the Homestyle Group, the opinions of Homestyle and the Homestyle Group, the Homestyle Directors and members of their immediate families, related trusts and their connected persons. To the best of the knowledge and belief of the Homestyle Directors (who have taken all reasonable care to ensure that such is the case), the information contained in this Announcement for which they are responsible is in accordance with the facts and does not omit anything likely to affect the import of such information.

The Independent Directors accept responsibility for their recommendation of the Proposals. To the best of the knowledge and belief of the Independent Directors (who have taken all reasonable care to ensure that such is the case), the information contained in this Announcement for which they are responsible is in accordance with the facts and does not omit anything likely to affect the import of such information.

ENQUIRIES

Steinhoff International	Tel:
Piet Ferreira	+27 (0)11 445 3061
Stehan Grobler	+27 (0)11 445 3050

Citigroup (Financial adviser to Steinhoff)	Tel:
Ian Hart	+44 (0)20 7986 4000
Mark Todd	+44 (0)20 7986 4000
Homestyle	Tel:
Donald Macpherson	+44 (0)1925 647 200
Tim Kowalski	+44 (0)1925 647 200
Hawkpoint (Financial adviser to Homestyle)	Tel:
Christopher Darlington	+44 (0)20 7665 4563
Hudson Sandler Limited (PR adviser to Homestyle)	Tel:
Andrew Hayes	+44 (0)20 7796 4133
Jessica Rouleau	+44 (0)20 7796 4133

Hawkpoint, which is authorised and regulated by the Financial Services Authority, is acting for Homestyle Group PLC and no one else in connection with the Proposals and will not be responsible to anyone other than Homestyle Group PLC for providing the protections afforded to clients of Hawkpoint or for providing advice in relation to the Proposals, the contents of this Announcement or any transaction or arrangement referred to in this Announcement.

Citigroup, which is authorised and regulated by the Financial Services Authority, is acting for Steinhoff International Holdings Limited and Steinhoff Europe AG and no one else in connection with the Proposals and will not be responsible to anyone other than Steinhoff International Holdings Limited and Steinhoff Europe AG for providing the protections afforded to clients of Citigroup or for providing advice in relation to the Proposals, the contents of this Announcement or any transaction or arrangement referred to in this Announcement.

This communication does not constitute an offer to sell or invitation to purchase or subscribe for any securities or the solicitation of an offer to buy securities, or the solicitation of any vote or approval, in any jurisdiction pursuant to the Proposals or otherwise. Any response in relation to the Proposals should only be made on the basis of the information contained in the Scheme Document.

Steinhoff International Holdings Limited and Steinhoff Europe AG each reserve the right to elect to implement the Proposals by making a takeover offer under the City Code for the entire issued and to be issued share capital of Homestyle Group PLC not already owned by Steinhoff Europe.

The release, publication or distribution of this Announcement in jurisdictions other than the United Kingdom may be restricted by law and therefore persons in such jurisdictions into which this Announcement is released, published or distributed should inform themselves about, and observe, such restrictions. Any failure to comply with the restrictions may constitute a violation of the securities laws of any such jurisdiction.

The availability of the Share Election to persons not resident in the United Kingdom may be affected by the laws of the relevant jurisdictions. Persons who are subject to the laws of any jurisdiction other than the United Kingdom should inform themselves about, and observe, any applicable requirements.

The statements contained in this Announcement are made as at the date of this Announcement, unless some other time is specified in relation to them and the release of this Announcement shall not give rise to any implication that there has been no change in the facts set out in this Announcement since that date. Nothing contained in this Announcement shall be deemed to be a forecast, projection or estimate of the future financial performance of Homestyle Group PLC, Steinhoff International Holdings Limited or Steinhoff Europe AG, except where otherwise stated.

Certain statements which appear in a number of places throughout this Announcement may constitute "forward-looking statements" which are statements concerning matters that are not historical, including anticipated financial and operational performance, business prospects and similar matters. A variety of factors could cause the actual results and expectations of Homestyle Group PLC, Steinhoff International Holdings Limited or Steinhoff Europe AG to differ materially from the anticipated results or other expectations expressed in any such forward-looking statements. The statements, if any, are illustrative only and do not amount to any representation that they will be achieved as they involve risks and uncertainties and relate to events and depend upon circumstances that may or may not occur in the future. None of Steinhoff International Holdings Limited, Steinhoff Europe AG or Homestyle Group PLC assumes any obligation or intends to update these forward-looking statements, except as required pursuant to applicable law.

Dealing disclosure requirements

Under the provisions of Rule 8.3 of the City Code, if any person is, or becomes, "interested" (directly or indirectly) in 1% or more of any class of "relevant securities" of Homestyle Group PLC or Steinhoff International Holdings Limited, all "dealings" in any "relevant securities" of that company (including by means of an option in respect of, or a derivative referenced to, any such "relevant securities") must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the Effective Date of the Scheme or when the "offer period" for the purposes of the City Code otherwise ends (or such later date(s) as the Panel may specify). If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an "interest" in "relevant securities" of Homestyle Group PLC or Steinhoff International Holdings Limited, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the City Code, all "dealings" in "relevant securities" of Homestyle Group PLC or Steinhoff International Holdings Limited, by Homestyle Group PLC or Steinhoff International Holdings Limited or by any of their respective "associates", must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose "relevant securities" "dealings" should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

"Interests in securities" arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an "interest" by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the City Code, which can also be found on the Panel's website. If you are in any doubt as to whether or not you are required to disclose a "dealing" under Rule 8, you should consult the Panel on telephone number +44 (0)20 7638 0129; fax number +44 (0)20 7236 7013.

APPENDIX I

CONDITIONS TO IMPLEMENTATION OF THE PROPOSALS

1. The Proposals will be conditional upon the Scheme becoming unconditional and being implemented by no later than 28 February 2007 or such later date as, subject to the City Code, Homestyle, Steinhoff International and Steinhoff Europe may agree and (if required) the Court may allow.

   The Scheme will be conditional upon:

(a) approval of the Scheme by a majority in number representing 75 per cent. or more in value of the Scheme Shares held by Scheme Shareholders who are present and voting, either in person or by

proxy, at the Court Meeting or at any adjournment of that Meeting;

(b) the resolution to be set out in the notice of the EGM (namely the Special Resolution) being duly passed by the requisite majority at the EGM or at any adjournment of that Meeting;

(c) the sanction (with or without modification (but subject to such modification being acceptable to Homestyle, Steinhoff International and Steinhoff Europe)) of the Scheme and the confirmation of the reduction of capital of Homestyle by the Court, an office copy of the Court Order and of the minute confirming the reduction of capital of Homestyle being delivered for registration to the Registrar of Companies in England and Wales and, in the case of the reduction of capital of Homestyle, registration of such Court Order by the Registrar of Companies in England and Wales; and

(d) the JSE agreeing to admit to trading the New Steinhoff Shares and such admission becoming effective.

2. Homestyle, Steinhoff International and Steinhoff Europe have agreed that, subject as stated in paragraph 3 below, application to the Court to sanction the Scheme and to confirm the reduction of capital of Homestyle will not be made unless the conditions in paragraphs 1(a) and (b) above had been fulfilled and, immediately prior to the hearing of the petition to sanction the Scheme and to confirm the reduction of capital of Homestyle (or any adjournment of such hearing), the following conditions are satisfied or waived:

(a) all authorisations, orders, grants, recognitions, confirmations, consents, clearances, certificates, licences, permissions and approvals necessary or reasonably considered by Steinhoff International and Steinhoff Europe to be appropriate for, or in respect of, the Proposals and the implementation of the Scheme have been obtained, in terms and in a form reasonably satisfactory to Steinhoff International and Steinhoff Europe and, where the absence of any thereof would, in the reasonable opinion of Steinhoff International and Steinhoff Europe, have a material adverse effect on the Homestyle Group and the Steinhoff Group taken together as a whole (the "Enlarged Group"), these remain in full force and effect, and no intimation of an intention to revoke or not renew any of these is received, and all necessary filings have been made and all necessary waiting periods (including any extensions thereof) under any applicable legislation or regulation of any jurisdiction have expired or have been terminated (as appropriate) and all necessary statutory and regulatory obligations in connection with the Proposals in any jurisdiction have been complied with;

(b) no government or governmental, quasi-governmental, supranational, statutory or regulatory body, central bank, trade agency, association, institution or professional or environmental body or any court or any other similar person or body in any jurisdiction (each an "Authority") has taken, instituted, implemented or threatened prior to the Scheme Record Time any action, proceeding, suit, investigation or enquiry, or enacted, made or proposed any statute, regulation or order, or taken any other step that would or might in any respect which would be material to the Enlarged Group taken as whole:

  (i) require the divestiture by any member of the Enlarged Group of all or any portion of its businesses, assets or properties;

  (ii) impose any limitation on the ability of any of them to conduct their respective businesses or to own their respective assets or properties; or

  (iii) that would or might make the Proposals or the Scheme, or their respective implementation, void or unenforceable in any jurisdiction; and

(c) except as publicly announced by Homestyle prior to 13 December 2006 through a Regulatory Information Service or fairly disclosed in writing to Steinhoff International and Steinhoff Europe prior to 13 December 2006 and save as disclosed in the annual report and accounts of Homestyle for the financial year ended 1 July 2006, since 1 July 2006:

(i) there having been no material adverse change or deterioration in the business, assets, financial or trading position or profits or prospects of the Homestyle Group taken as a whole;

(ii) no litigation, arbitration proceedings, prosecution or other legal proceedings to which any member of the Homestyle Group is or may become a party (whether as claimant or defendant or otherwise), and no material enquiry or investigation by or complaint or reference to any government or governmental, quasi-governmental, supranational, statutory, regulatory or investigative body, authority, court, trade agency, association or institution or professional or environmental body or any other similar person or body whatsoever in any relevant jurisdiction, against or in respect of any member of the Homestyle Group, having been threatened, announced or instituted or remaining outstanding by, against or in respect of any member of the Homestyle Group; and

(iii) no contingent or other liability having arisen or become apparent or increased which might be likely in either case to have a material adverse effect on the Homestyle Group taken as a whole.

3. Each of Steinhoff International and Steinhoff Europe reserve the right to waive all or any of the conditions in paragraph 2 above.

4. Neither Steinhoff International nor Steinhoff Europe will invoke any of the conditions in paragraph 2 unless the circumstances that give rise to the right to invoke the relevant conditions are of material significance to Steinhoff International or Steinhoff Europe in the context of the Acquisition.

5. Each of Steinhoff International and Steinhoff Europe reserve the right to elect to implement the Acquisition by way of a takeover offer. In such event, such offer will be implemented on the same terms (subject to appropriate amendments, including (without limitation) an acceptance condition set at 90 per cent. of the Homestyle Shares to which such offer relates), so far as applicable, as those which would apply to the Scheme.

APPENDIX II

DEFINITIONS

In this Announcement, unless the context otherwise requires, the following expressions have the following meanings:

"Acquisition"	the acquisition by Steinhoff Europe of the entire issued and to be issued share capital of Homestyle not already owned by Steinhoff Europe, pursuant to the Proposals
"Australia"	the Commonwealth of Australia, its territories and possessions
"business day" or "dealing day"	any day on which the London Stock Exchange is open for the transaction of business
"Canada"	Canada, its provinces and territories and all areas subject to its jurisdiction and any political sub-division of such territories and areas
"Cash Consideration"	the cash consideration payable pursuant to the Cash Election
"Cash Election"	the election under which Scheme Shareholders may elect to receive 100p from Steinhoff Europe per Scheme Share under the Scheme
"Citigroup"	Citigroup Global Markets Limited
"City Code"	the City Code on Takeovers and Mergers
"Closing Price"	the middle market price of a Homestyle Share at the close of business on the dealing day to which such price relates, derived from the Daily Official List of the London Stock Exchange for that dealing day
"Companies Act"	the Companies Act 1985
"Court"	the High Court of Justice in England and Wales
"Court Hearing"	the hearing by the Court of the petition to sanction the Scheme under section 425 of the

	Companies Act and to confirm the reduction of Homestyle's share capital under section 137 of the Companies Act
"Court Meeting"	the meeting of Scheme Shareholders to be convened by order of the Court under section 425 of the Companies Act to consider and, if thought fit, approve the Scheme, including any adjournment of it
"Court Order"	the order of the Court sanctioning the Scheme under section 425 of the Companies Act and confirming the reduction of capital of Homestyle under section 137 of the Companies Act
"CREST"	the system for the holding and transfer of uncertificated securities operated by CRESTCo in accordance with the Regulations
"CRESTCo "	CRESTCo Limited
"Daily Official List"	the Daily Official List of the London Stock Exchange
"EBT"	the Homestyle Group PLC Employee Benefit Trust
"Effective Date"	the date on which the Scheme becomes effective in accordance with its terms
"Explanatory Statement"	the explanatory statement to be prepared in compliance with section 426 of the Companies Act and to be set out in the Scheme Document
"Extraordinary General Meeting" or "EGM"	the extraordinary general meeting of Homestyle, notice of which will be set out in the Scheme Document, including any adjournment of that meeting
"Hawkpoint"	Hawkpoint Partners Limited
"Homestyle"	Homestyle Group PLC
"Homestyle Shares"	ordinary shares of 25p each in the capital of Homestyle
"Homestyle Directors" or "Homestyle Board"	the board of directors of Homestyle
"Homestyle Group"	Homestyle, its subsidiaries and subsidiary undertakings
"Homestyle Shareholders"	registered holders of Homestyle Shares
"Homestyle Share Option Schemes"	each of the Rosebys PLC Unapproved 1997 Executive Share Option Scheme; the Rosebys PLC 2001 Approved Executive Share Option Scheme; the Rosebys Limited 1991 Executive Share Option Scheme; the Cantors 1996 Non-approved Executive Share Option Scheme; the Cantors 1996 Executive Share Option Scheme; the Rosebys PLC 1999 Long Term Incentive Plan and the Homestyle Group PLC Share Incentive Plan
"Independent Directors"	Donald Macpherson, Tim Kowalski and Rian du Plessis
"JSE"	the JSE Securities Exchange South Africa, operated by the JSE Limited
"Listing Rules"	the rules and regulations made by the UK Listing Authority under Part VI of the Financial Services and Markets Act 2000 (as amended from time to time)
"London Stock Exchange"	London Stock Exchange plc
"Majority Shares"	the 157,665,225 Homestyle Shares currently owned or controlled by Steinhoff Europe, together with any further Homestyle Shares acquired by the Steinhoff Group prior to the Scheme Record Time
"Meetings"	the Court Meeting and the EGM
"New Steinhoff Shares"	the up to 101,409,623 new ordinary Steinhoff Shares (assuming no further issues of Homestyle Shares prior to the Scheme Record Time) to be issued to Homestyle Shareholders in respect of the Share Consideration on the

terms to be set out in the Scheme Document

"Official List"	the Official List of the UK Listing Authority
"Panel"	the Panel on Takeovers and Mergers
"Proposals"	the proposals for the cancellation of the Scheme Shares as described in this Announcement and to be described in more detail in the Scheme Document together with the other matters to be considered at the Meetings
"R" or "Rand"	the lawful currency of South Africa
"Ratio"	the number of New Steinhoff Shares which are to be issued by Steinhoff International in consideration of the cancellation pursuant to the Scheme of each Scheme Share in respect of which the relevant Scheme Shareholder has elected for the Share Election, as described in paragraph 2 of this Announcement
"Regulations"	Uncertificated Securities Regulations 2001 (SI 2001/3755), as amended
"Scheme"	the scheme of arrangement proposed to be made under section 425 of the Companies Act between Homestyle and the holders of Scheme Shares as described in this Announcement and to be set out in full in the Scheme Document with, or subject to, any modification, addition or condition approved or imposed by the Court and agreed to by Homestyle, Steinhoff International and Steinhoff Europe
"Scheme Document"	the document to be posted to Homestyle Shareholders setting out the details of the Proposals, and convening the Meetings, with or subject to any modification, addition or condition approved or imposed by the Court
"Scheme Record Time"	6.00 p.m. on the day which is two days preceding the Court Hearing
"Scheme Shareholders"	registered holders of Scheme Shares
"Scheme Shares"	(i) the Homestyle Shares in issue at the date of the Scheme Document; (ii) any Homestyle Shares issued after the date of the Scheme Document but before the Voting Record Time; and (iii) any Homestyle Shares issued at or after the Voting Record Time and on or before the Scheme Record Time in respect of which the original or any subsequent holders of them are, or shall have agreed in writing to be, bound by the Scheme, in each case other than any Majority Shares
"Share Consideration"	the New Steinhoff Shares to be issued pursuant to the Share Election
"Share Election"	the election under which Scheme Shareholders may elect to receive such number of New Steinhoff Shares per Scheme Share as determined in accordance with the Ratio
"Special Resolution"	the special resolution to be proposed at the EGM in connection with amendments to the articles of association of Homestyle, the approval of the capital reduction forming part of the Proposals and the granting of authority to the Homestyle Directors to allot new Homestyle Shares
"Steinhoff Africa"	Steinhoff Africa Holdings (Proprietary) Limited
"Steinhoff Directors"	the board of directors of Steinhoff International and the board of directors of Steinhoff Europe
"Steinhoff Europe"	Steinhoff Europe AG
"Steinhoff International"	Steinhoff International Holdings Limited

"Steinhoff Group"	Steinhoff International, its subsidiaries and subsidiary undertakings
"Steinhoff UK"	Steinhoff UK Beds Limited
"Steinhoff Shares"	ordinary shares of R0.005 each in Steinhoff International
"subsidiary" and "subsidiary undertaking"	have the meanings given by the Companies Act
"UK" or "United Kingdom"	the United Kingdom of Great Britain and Northern Ireland
"UK Listing Authority"	the Financial Services Authority acting in its capacity as the competent authority for the purposes of Part VI of the Financial Services and Markets Act 2000
"uncertificated"	shall have the meaning given in the Regulations
"United States"	means the United States of America (including the States and the District of Columbia), its territories, its possessions and other areas subject to its jurisdiction
"Voting Record Time"	6.00 p.m. on the day which is two days before the date of the Court Meeting or the EGM or, if the Court Meeting or the EGM is adjourned, 6.00 p.m. on the day which is two days before the day of such adjourned meeting
"GBP", "pence" and "p"	the lawful currency of the United Kingdom"

Date: 13/12/2006 10:50:02 Produced by the JSE SENS Department.

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Release Date: 2006/12/14 03:50:00 PM

SHF - Steinhoff - Proposed Merger Of Steinhoff Africa And Amaps

SHF

SHF - Steinhoff - Proposed Merger Of Steinhoff Africa And Amaps
STEINHOFF INTERNATIONAL HOLDINGS LIMITED
(Incorporated in the Republic of South Africa)
(Registration Number 1998/003951/06)
Share code: SHF & ISIN: ZAE000016176
("Steinhoff")

PROPOSED MERGER OF THE SOUTH AFRICAN FURNITURE MANUFACTURING INTERESTS OF STEINHOFF AFRICA HOLDINGS (PROPRIETARY) LIMITED ("Steinhoff Africa") WITH THE BUSINESS OF AMALGAMATED APPLIANCE HOLDINGS LIMITED ("Amap") AND INTRODUCTION OF BLACK ECONOMIC EMPOWERMENT ("BEE") AS WELL AS MANAGEMENT INVESTMENT INTO AMAP

1. BACKGROUND
   1.1 Steinhoff currently holds, indirectly via Steinhoff Africa, 26,7% of the issued ordinary shares of Amap.
   1.2 An agreement in principle has been entered into between Steinhoff Africa and Amap ("the agreement") to merge the furniture manufacturing interests of Steinhoff Africa ("the Steinfurn business") with the business of Amap ("the merger") whilst simultaneously introducing BEE and management investors into the merged business.
   1.3 Amap has further entered into separate negotiations with a leading international white goods company regarding the potential acquisition of its southern African interests.
2. THE MERGER
   2.1 In terms of the agreement, Steinhoff Africa, subject to the conditions precedent set out in 2.3, will dispose of the Steinfurn business to Amap for a consideration of R1 152 million ("the consideration"), effectively in exchange for the issue of ordinary shares in AMAP at 491 cents per share and an appropriate debt instrument. The merger values for Amap and Steinfurn have been calculated on a relative basis wherein similar ratings and valuation metrics were applied to both Amap and Steinfurn.
   2.2 Steinhoff Africa's shareholding in the enlarged Amap will be approximately 30% after the introduction of BEE and management investors, who will hold a meaningful interest in the enlarged Amap.
   3. STRATEGIC RATIONALE FOR STEINHOFF
   By merging the Steinfurn business with Amap, the combined business' growth prospects will be enhanced considerably as a result of the synergies, critical mass considerations and a broader spread of complementary products on offer. As a result of the ownership structure of the merged entity that will include meaningful BEE, it is also envisaged that increased support from a procurement point of view will be forthcoming from Amap's customer bases. Accordingly, Amap, as reconstituted after the merger, will be a sizeable, focused household goods supplier, which, in turn, stands to benefit all Amap stakeholders, including Steinhoff Africa as a minority shareholder.
4. RATIONALE FOR THE MERGER AND PROSPECTS OF THE MERGED BUSINESS
   The merger will create a significant local household goods supplier with a complementary product offering ranging from consumer electronics and small domestic appliances to household goods , furniture and white goods. Substantial benefits arising from the synergies and scale are expected to be derived from the combined sourcing, warehousing, distribution and logistics activities, as well

as shared infrastructure, all of which are expected to favourably impact on Amap's future earnings and headline earnings per share. In addition, the merger will facilitate the combination of complementary management skills and business acumen and will enhance, reciprocally, management depth and succession planning, as well as facilitating meaningful BEE participation.

5. CONDITIONS PRECEDENT

The merger is subject to fulfilment of the following conditions precedent:

5.1 the approval of the merger by Amap shareholders, other than Steinhoff Africa, in general meeting;

5.2 the JSE Limited ("the JSE") granting a listing of the Amap consideration shares;

5.3 the approval of the merger by the Competition Authorities, to the extent required; and

5.4 The merger consideration constitutes approximately 4,2% of Steinhoff's market capitalisation and, consequently, neither Steinhoff shareholder approval nor a circular to Steinhoff shareholders is required.

5.5 In respect of Amap, the merger constitutes both a category 1 and a related party transaction in terms of the JSE Listings Requirements and, consequently, Amap shareholder approval, other than Steinhoff Africa, and a circular to Amap shareholders, containing revised Listing particulars, is required. In addition, a "fair and reasonable" opinion to Amap shareholders is required and Bridge Capital Advisors (Pty) Ltd has been appointed in this regard. Their opinion will be included in the relevant circular to Amap shareholders.

Johannesburg
14 December 2006
Sponsor
PSG Capital

Date: 14/12/2006 15:50:06 Produced by the JSE SENS Department.

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Release Date: 2006/12/15 04:05:00 PM

SHF - Steinhoff - Dealing in securities by directors

SHF

SHF - Steinhoff - Dealing in securities by directors

Steinhoff International Holdings Limited
(Incorporated in the Republic of South Africa)
(Registration Number 1998/003951/06)
("Steinhoff")
Share Code: SHF & ISIN: ZAE000016176

Dealing in securities by directors

In terms of paragraph 3.63 of the Listing Requirements of the JSE Limited, the board wishes to inform shareholders of the incentives granted under the new incentive scheme, approved on 1 December 2003, in terms of which the following rights were granted under the 2006 allocation to the following officers:

Name	Designation	Number of shares
H Odendaal	Director, Subsidiary*	80 241
Christiaan Johannes Hatting van Niekerk	Director, Subsidiary*	167 168
Frans Petrus Human	Director, Subsidiary*	86 927
Peter Mark Grifffiths	Director, Subsidiary*	147 108
Gavin Mark van der Merwe	Director, Subsidiary*	60 181

(* material subsidiary as defined in terms of paragraph 3.35 of the Listing Requirements)

Clearance has been granted in terms of Paragraph 3.66 of the Listing Requirements.

SPONSOR: PSG Capital Limited

Date: 15/12/2006 16:05:01 Produced by the JSE SENS Department.

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Release Date: 2006/12/15 12:05:00 PM

SHF - Steinhoff - Acquisition certain of the businesses of Geros

SHF
SHF - Steinhoff - Acquisition certain of the businesses of Geros
STEINHOFF INTERNATIONAL HOLDINGS LIMITED
(Incorporated in the Republic of South Africa)
(Registration Number 1998/003951/06)
Share code: SHF & ISIN: ZAE000016176
("Steinhoff" or "the Group")
ACQUISITION BY STEINHOFF AFRICA HOLDINGS (PROPRIETARY) LIMITED ("Steinhoff Africa") OF CERTAIN OF THE BUSINESSES OF GEROS BETEILIGUNGSVERWALTUNG GmbH ("Geros")

1. BACKGROUND

1.1 An agreement has been entered into on 13 December 2006 between, inter alia, Steinhoff Africa and Geros ("the agreement") in terms of which Steinhoff Africa will acquire the shares in and claims against or businesses of certain operating companies of Geros (collectively, "the Geros businesses"), ("the acquisition").

1.2 The Geros businesses are involved in wire drawing and the manufacturing and distribution of bedding springs and components.

1.3 Geros is controlled by Daun et Cie AG, a company controlled by Mr Claas Daun, a non-executive director of Steinhoff.

2. THE ACQUISITION

2.1 In terms of the agreement, which is subject to the conditions precedent set out in 5, the purchase consideration payable amounts to R169,8 million of which approximately R19,4 million in cash ("the contingent consideration") will remain outstanding pending the achievement of a profit warranty in respect of one of the Geros businesses.

2.2 Accordingly, the net purchase consideration of R150,4 million, will be settled by the issue of 6 396 405 Steinhoff shares ("the Steinhoff consideration shares") at an issue price of R23,51 per share, being the closing market price of Steinhoff shares on 12 December 2006.

2.3 The Steinhoff consideration shares accruing to the executive management of the Geros businesses in respect of their current shareholdings in the Geros businesses, will be subject to three-year sales restrictions with effect from the implementation date, whereafter they may be dealt with in three equal tranches over three years.

2.4 In the event of the profit warranty referred to in 2.1 above being achieved by not later than 31 December 2008, the contingent consideration will be payable, free of interest, in cash. Failing the profit warranty being achieved by 31 December 2008, the contingent consideration and Steinhoff's obligations in respect thereof, will lapse.

3. RATIONALE FOR THE ACQUISITION AND PROSPECTS OF THE GEROS BUSINESSES

The Geros businesses complement Steinhoff Africa's existing raw materials interests which currently produce foam and textiles mainly for the furniture manufacturing industry. Accordingly, the acquisition will expand the product offering of raw materials and components of Steinhoff Africa's Raw Materials division in line with Steinhoff's composition as a diversified industrial group in southern Africa.

The Geros businesses, under Steinhoff's control, will also benefit from significant synergies which are prevalent in areas such as raw material sourcing (e.g. steel and plastic), distribution and logistics and export growth of components and springs through Steinhoff's international contacts and networks.

4. FINANCIAL EFFECTS FOR STEINHOFF

Although the pro forma effects of the acquisition on Steinhoff's earnings, headline earnings, net asset value and tangible net asset value per share are immaterial due to the relative small size of the Geros businesses, the strategic importance of the acquisition is expected to benefit the Group in future.

5. CONDITIONS PRECEDENT

5.1 The acquisition is subject to the fulfilment of, inter alia, the following conditions precedent:

5.1.1 the JSE Limited ("the JSE") granting a listing of the Steinhoff consideration shares;

5.1.2 the approval of the acquisition by the Competition Authorities, to the extent required; and

5.1.3 the approval of the acquisition by the Exchange Control Department of the South African Reserve Bank, to the extent required.

6 RELATED PARTY TRANSACTION AND INDEPENDENT FAIR AND REASONABLE OPINION

The consideration constitutes more than 0,25% but less than 1% of Steinhoff's market capitalisation and, consequently, neither Steinhoff shareholder approval nor a circular to Steinhoff shareholders is required. However, as the acquisition constitutes a "small related party transaction" as defined in section 10 of the JSE Listings Requirements, a "fair and reasonable" opinion from an independent expert is required. PriceWaterhouseCoopers has been appointed in this regard and the company will make a further announcement on SENS once the opinion has been approved by the JSE.

Johannesburg
15 December 2006
Sponsor
PSG Capital
Independent Adviser
PWC Corporate Finance (Pty) Limted
Date: 15/12/2006 12:05:01 Produced by the JSE SENS Department.

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Release Date: 2007/01/23 07:48:00 AM

SHF - Steinhoff - Homestyle Group Plc Results of Court Meeting and

SHF
SHF - Steinhoff - Homestyle Group Plc Results of Court Meeting and Extraordinary General Meeting
Steinhoff International Holdings Limited
(Incorporated in the Republic of South Africa)
(Registration Number 1998/003951/06)
Share code: SHF & ISIN: ZAE000016176
("Steinhoff")

The following announcement was released in London by Homestyle Group Plc, a 61% held subsidiary of Steinhoff:

"NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO THE UNITED STATES OF AMERICA, CANADA, AUSTRALIA OR JAPAN

19 January 2007

FOR IMMEDIATE RELEASE HOMESTYLE GROUP PLC ("HOMESTYLE")

RESULTS OF COURT MEETING AND EXTRAORDINARY GENERAL MEETING

The Court Meeting and Extraordinary General Meeting of Homestyle in connection with the recommended Proposals by Steinhoff International Holdings Limited and Steinhoff Europe AG (together, "Steinhoff"), to acquire the minority shareholdings in Homestyle, were held today.

Homestyle announces that the resolutions to approve the Proposals, to be effected by means of a scheme of arrangement under section 425 of the Companies Act 1985, were passed by the requisite majorities at each meeting.

At the Court Meeting, the voting was held on a poll and the votes of those Homestyle Shareholders who cast votes either in person or by proxy are summarised in the following table:

	For	Against
Number of votes	52,341,688	9,392
Number of voters	423	20

The votes cast in favour of the Proposals at the Court Meeting, either in person or by proxy, therefore represented 99.98 per cent of the total votes cast.

At the EGM the resolution to approve the related reclassification of Homestyle's issued shares, the reduction of its issued share capital and amendments to Homestyle's articles of association was passed unanimously on a show of hands. Proxy votes were received as to 52,315,004 in favour of the resolution, 14,227 against the resolution and 70,536 abstaining.

The Proposals remain subject to the satisfaction or waiver of the other conditions set out in Part 3 of the circular issued by Homestyle on 22 December 2006 in connection with the Proposals (the "Scheme Circular"), in particular the approval of the scheme of arrangement and the reduction of capital by the Court.

Homestyle Shareholders are reminded of the following expected dates:

Last day of dealings in, and for registration of transfers of, Homestyle Shares	14 February 2007
Registration of transfers of Homestyle Shares suspended	4.30 p.m. on 14 February 2007
Latest time for lodging green Form of Election (all Homestyle Shareholders) and for TTE instructions to settle (CREST holders of Homestyle Shares only)	4.30 p.m. on 14 February 2007
Scheme Record Time	6.00 p.m. on 14 February 2007
Court Hearing (to sanction the Scheme and to confirm the associated reduction of capital)	15 February 2007
Effective Date of the Scheme	19 February 2007
Delisting of Homestyle Shares	8.00 a.m. on 19 February 2007
Crediting of accounts in STRATE (the South	

African equivalent of CREST) and dealings in
New Steinhoff Shares in dematerialised form
commence on the JSE 9.00 a.m. on 19 February 2007
Latest date for despatch of cheques and share
certificates in respect of New Steinhoff
Shares to be held in certificated form 5 March 2007
Terms defined in the Scheme Circular have the same meanings when used in this announcement.

Enquiries:
Homestyle Group PLC
Rian du Plessis (on 19/1/2007 contact at +44 (0) 20 7796 4133) +44 (0) 1925 647200
Tim Kowalski (on 19/1/2007 contact at +44 (0) 20 7796 4133) +44 (0) 1925 647200
Hawkpoint Partners Limited (Financial adviser to Homestyle)
Christopher Darlington +44 (0) 20 7665 4563
Hudson Sandler Limited (PR adviser to Homestyle)
Andrew Hayes +44 (0) 20 7796 4133
Jessica Rouleau +44 (0) 20 7796 4133
Steinhoff International
Piet Ferreira +27 (0)11 445 3061
Stehan Grobler +27 (0)11 445 3050
Citigroup (Financial adviser to Steinhoff)
Ian Hart +44 (0)20 7986 4000
Mark Todd +44 (0)20 7986 4000

Hawkpoint Partners Limited, which is authorised and regulated by the Financial Services Authority, is acting for Homestyle Group PLC and no one else in connection with the Proposals and will not be responsible to anyone other than Homestyle Group PLC for providing the protections afforded to clients of Hawkpoint or for providing advice in relation to the Proposals, the contents of this Announcement or any transaction or arrangement referred to in this Announcement.

Citigroup, which is authorised and regulated by the Financial Services Authority, is acting for Steinhoff International Holdings Limited and Steinhoff Europe AG and no one else in connection with the Proposals and will not be responsible to anyone other than Steinhoff International Holdings Limited and Steinhoff Europe AG for providing the protections afforded to clients of Citigroup or for providing advice in relation to the Proposals, the contents of this Announcement or any transaction or arrangement referred to in this Announcement.

This communication does not constitute an offer to sell or invitation to purchase or subscribe for any securities or the solicitation of an offer to buy securities, or the solicitation of any vote or approval, in any jurisdiction pursuant to the Proposals or otherwise. Any response in relation to the Proposals should only be made on the basis of the information contained in the Scheme Document."

Sponsor: PSG Capital Limited
Date: 23/01/2007 07:48:01 Produced by the JSE SENS Department.

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Release Date: 2007/01/23 04:57:00 PM

SHF - Steinhoff - Acquisition Announcement

SHF
SHF - Steinhoff - Acquisition Announcement
Steinhoff International Holdings Limited
(Incorporated in the Republic of South Africa)
(Registration Number 1998/003951/06)
Share code: SHF ISIN: ZAE000016176
("Steinhoff" or "the Group")
Acquisition by Steinhoff Africa Holdings (Proprietary) Limited ("Steinhoff Africa") of certain of the businesses of Geros Beteiligungsverwaltung GMBH ("Geros")
Shareholders are referred to the announcement by Steinhoff dated 15 December 2006 advising that Steinhoff Africa had entered into agreements to acquire the shares in and claims against or businesses of certain operating companies of Geros, subject to obtaining a favourable fair and reasonable opinion in terms of section 10.7 of the Listings Requirements of the JSE Limited.
Shareholders are advised that the requisite opinion has been obtained and will be available for inspection at the company's registered office for a period of 28 days from the date of this announcement.
Johannesburg
23 January 2007
Sponsor
PSG Capital
Independent advisor
PricewaterhouseCoopers Corporate Finance (Pty) Ltd
Date: 23/01/2007 16:56:46 Produced by the JSE SENS Department.

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